SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

171st Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º e 8º floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on July 30, 2018, at 2 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2. To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

3. To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

4. To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

5. To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

6. To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

7. To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

8. To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Ministry of Planning, Development and Management, who resigned;

9. To elect of 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than one (1) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•       Official ID card with photo;

•       Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

•       Original or authenticated photocopy of power of attorney granted by shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Superintendence

Investor Relations Department - DFR, Market Assistance Division - DFRM, at Avenida Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Department - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, June 25 2018.

José Guimarães Monforte

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.